Exhibit 99.5

Certification

We hereby certify that the transgenic poplar project jointly developed and researched by us and Liaoning Shengsheng Biotechnology Co., Ltd. (hereinafter “Shengsheng”) in 2001 has achieved certified provincial scientific R&D results. In accordance with relevant agreements signed by Shengsheng and us, we and Shengsheng both shall be entitled to apply for patent and other intellectual property right protection during the three-year cooperation period. Upon the completion of such three-year cooperation period, Shengsheng shall have the right to commercialize such R&D achievement, and enjoy any economic benefits resulting from the commercialization of such research result. We agree that we shall not be entitled to any of such economic benefits.

Forestry Academy of Shenyang Agriculture University (seal)

May 31, 2010